SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          NATIONAL PROPERTY INVESTORS 4
                            (Name of Subject Company)

 MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD,
        MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL
           FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC,
              MACKENZIE PATTERSON FULLER, INC., and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

       Transaction                                              Amount of
       Valuation*                                               Filing Fee

       $2,520,000                                               $378.00

* For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $210.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $378.00
         Form or Registration Number: SC TO
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: March 23, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of March 23, 2005 and amended May 2, 2005, May 9, 2005, and May 19, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 12,000 Units of limited partnership interest (the "Units") in National Property Investors 4, a California limited partnership (the "Partnership"), the subject company, at a purchase price equal to $210.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 23, 2005 (the "Offer Date") and May 20, 2005 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 150 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 150 Units, or approximately 0.25% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MPF-NY 2005, LLC, 15 Units; MPF ACQUISITION CO. 3, LLC, 15 Units; MP FALCON FUND, 120 Units.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

MP FALCON FUND
MP VALUE FUND 6, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
MPF SPECIAL FUND 8, LLC
AHY INSTITUTIONAL INVESTORS
AHY INSTITUTIONAL FUND
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY FUND 3, LLC
MP VALUE FUND 8, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
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C.E. PATTERSON

/s/ C.E. Patterson
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